9/20

05011355

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BFS Entertainment & Multimedia Ltd

*CURRENT ADDRESS

PROCESSED

SEP 21 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4245 FISCAL YEAR 5-2-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dlw

DAT : 9/20/05

SEC EXEMPTION #82-4245



ARLS
5-7-05

BES ENTERTAINMENT & MULTIMEDIA LIMITED

2005 ANNUAL REPORT


POLLAK
BALABAN
TIMES LUCKY
"A dizzyingly elaborate, adroit neo-noir."

CORPORATE PROFILE

Established in the early eighties, BFS is a recognised independent manufacturer and distributor of home video. With facilities in Toronto, Ontario, the Company markets and distributes videos throughout North America, with approximately 76% of its business in the United States.

Under exclusive North American license agreements, the Company sells its products through various channels, including retailers, distributors, mail order houses as well as its own specialised mail order catalogue.

The Company's products can be classified into several categories including classic dramas, mysteries, comedy, sports and factual programmes. Titles are sold under the BFS Video and American Home Treasures video labels. Programmes are licensed from independent production companies as well as such companies as the BBC (British Broadcasting Corporation), Carlton International and Granada.

The Company strategy is to continue to acquire new programming for North America and to expand its distribution.

MESSAGE FROM THE CHAIRMAN

Fiscal 2005 continued to be a year of transition impacted by a continuing lower U.S. dollar, changing technology, management of costs and by a renewed focus on higher margin products.

Our continued focus and investment in our direct to consumer business has this year resulted in an 86% increase over the prior year and a 550% increase over the past two fiscal years.

The popularity and rapid acceptance of the DVD format by consumers continues unabated and our sales are now substantially in this format. We have further added to our allowance for the expected obsolescence of our investment in the remaining VHS formatted product and are now experiencing savings in maintaining lower inventory levels of DVD only formatted product.

Our production company continues to develop various projects and we look forward to our initial sales during the upcoming year.

On behalf of the Board of Directors, I wish to thank our shareholders, employees and suppliers for their continued support and look forward to a successful fiscal 2006.

Denis B.E. Donnelly,
Chairman, President and Chief Executive Officer

Collectables Direct Inc.

B·F·S Film & Television Productions Inc.

Oops a Daisy Television Productions Inc.

American Home Treasures

Subsidiaries and Divisions of
BFS Entertainment & Multimedia Limited

FINANCIAL HIGHLIGHTS

	May 7, 2005	May 1, 2004
Sales	**$ 8,558,470**	$ 8,561,371
Operating earnings before interest, amortization and income taxes	**574,237**	1,047,769
Net earnings (loss)	**(123,977)**	87,082
Shareholders' equity	**3,063,030**	3,198,430
Capital asset additions	**241,870**	358,530
Total assets	**4,103,666**	5,396,844
Earnings (loss) per share	**(0.02)**	0.01


ROY DUPUIS MICHAEL IRONSIDE
The road to power has no rules
THE LAST CHAPTER
"Go along for the ride. You're bound to get hooked."
- TORONTO STAR

COMMON SHARE AND PRICE INFORMATION

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Average number of shares outstanding		7,970,833	7,970,833	7,927,111	7,898,333
Trading volume		47,400	64,400	100,700	96,400
Share price (high)	$	0.22	0.195	0.155	0.16
Share price (low)	$	0.15	0.15	0.105	0.105


PAULINE COLLINS
THE
AMBASSADOR
"Very skillfully plotted..."

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited ("BFS" or the "Company") for the year ended May 7, 2005 should be read in conjunction with, and is qualified by, the consolidated financial statements and related notes for the year ended May 7, 2005 ("the Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All of the information presented herein is expressed in Canadian dollars.

This report contains forward-looking statements, including statements regarding the future success of our business strategies and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our sales growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional information relating to BFS is filed at www.sedar.com. This management discussion and analysis is dated August 19, 2005.

OVERVIEW

BFS is an independent manufacturer and distributor of home video to the North American marketplace. With facilities in Toronto, Ontario, the Company markets and distributes videos throughout North America, with approximately 76% of its business in the United States.

Under exclusive North American license agreements, the Company sells its products through various channels, including retailers, distributors, mail order houses as well as its own specialised mail order catalogue.

The Company's products can be classified into several categories including classic dramas, mysteries, comedy, sports and factual programmes. Titles are sold under the BFS Video and American Home Treasures video labels. Programmes are licensed from independent production companies as well as such companies as the BBC (British Broadcasting Corporation), Carlton International and Granada.

The Company's strategies include:

- To achieve significant increases in sales and cash flows.
- To continue to seek and acquire new programming content.
- To expand current distribution channels.

RESULTS FROM OPERATIONS

	Fiscal Years Ending		
Selected Annual Information of Operations Data	**May 7, 2005**	May 1, 2004	May 3, 2003
Sales	**$ 8,558,470**	$ 8,561,371	$ 8,331,166
Cost of goods sold	**3,226,420**	3,269,828	3,311,767
Gross profit	**5,332,050**	5,291,543	5,019,399
Gross profit %	**62%**	62%	60%
Operating earnings (1)	**$ 574,237**	$ 1,047,769	$ 1,653,288
Selling and administrative expenses	**4,757,813**	4,243,774	3,366,111
Interest expense	**49,345**	197,139	221,006
Amortization of capital assets and deferred development costs	**683,482**	617,796	580,604
Amortization of AHT Video Library	**-**	127,374	509,194
Net earnings (loss)	**(123,977)**	87,082	194,891
Basic and diluted earnings (loss) per share	**$ (0.02)**	$ 0.01	$ 0.02
Weighted average number of shares	**7,941,208**	7,970,833	8,029,512

(1) The corporation uses operating earnings to assess the operating performance of its business. Operating earnings represent earnings before interest, income taxes and amortization. Operating earnings do not have a standardized meaning prescribed by generally accepted accounting principles and therefore, are unlikely to be comparable to operating earnings as reported by other publicly traded companies.

Sales for the year were $8,558,470 compared to $8,561,371 in the prior year. Sales to the United States represented 76% of sales, compared to 83% in the prior year.

Gross profit for the year was $5,332,050 (62% of sales) compared to $5,291,543 (62% of sales) in the prior year.

Selling and administrative expenses for the year were $4,757,813 (56% of sales) compared to $4,243,774 (50% of sales) in the prior year. The mail order subsidiary's selling and administrative expenses increased in the fiscal year by $508,000 over the previous year due to an increased investment and commitment to catalogue distribution, which resulted in a 86% increase in direct to consumer sales in the year compared to last year (catalogue printing and mailing costs increased by $249,000, shipping costs increased by $121,000 and other expenses increased by $138,000 over the previous year).

Amortization of capital assets and deferred development costs was $683,482 compared to $617,796 in the prior year. Amortization of master tapes and deferred development costs increased this by $63,568, which reflects the Company's continued investment in new programming.

Amortization of the AHT Video Library was nil compared to $127,374 in the previous year. The AHT Video Library was fully amortized in the prior year.

Net loss was $123,977 or $0.02 per share for the year, compared to net earnings of $87,082 or $0.02 per share in the prior year. The weighted average number of shares outstanding for this year was 7,941,208.


BRENDA BLETHYN
BELONGING
The bittersweet bonds of love and betrayal
"A must-see."

REVIEW OF FOURTH QUARTER ENDING MAY 7, 2005

	Sales	Net earnings (loss)	Basic & diluted earnings per share
2005			
First quarter	$ 1,808,892	$ (41,991)	$ (0.01)
Second quarter	2,389,010	6,310	0.00
Third quarter	2,280,914	114,796	0.01
Fourth quarter	2,079,654	(203,092)	(0.03)
Full year	$ 8,558,470	$ (123,977)	$ (0.02)
2004			
First quarter	$ 1,463,720	$ (31,787)	$ 0.00
Second quarter	2,411,670	176,561	0.02
Third quarter	2,280,829	28,737	0.00
Fourth quarter	2,405,152	(86,429)	(0.01)
Full year	$ 8,561,371	$ 87,082	$ 0.01

Sales for the fourth quarter were $2,079,654 compared to $2,405,152 during the same quarter last year. Net loss was $203,092 ($0.03 per share) compared to a $86,429 net loss ($0.01 per share) for the same period last year. The reserve for the obsolescence inventory was increased by approximately $235,000 in the quarter compared to approximately $202,000 in the prior period.

FINANCIAL CONDITION AT MAY 7, 2005

	Fiscal Years Ending		
Selected data on financial position	**May 7, 2005**	May 1, 2004	May 3, 2003
Bank indebtedness	$ **118,633**	$ 1,083,583	$ 1,011,893
Net working capital	**1,735,806**	1,673,697	1,632,758
Total assets	**4,103,666**	5,396,844	5,904,657
Total long-term liabilities	**36,401**	15,790	115,220
Total liabilities	**1,040,636**	2,198,414	2,793,309
Shareholders' equity	**3,063,030**	3,198,430	3,111,348
Cash dividends declared	-	-	200,421

Total assets of the corporation this year amount to $4,103,666 compared to $5,396,844 in the prior year, primarily due to a decrease in accounts receivable and inventory.

Accounts receivable decreased to $768,946 from $1,581,284 in the prior year, resulting from continuing increase in direct to consumer sales (86% increase from the prior year). Direct to consumer sales require payment prior to shipment and only in the form of credit card charge or cheque.

Inventory decreased to $994,088 from $1,322,696 in the prior year as a result of a further additional allowance for the anticipated obsolescence of remaining VHS formatted product and lower inventory levels consisting of DVD only formatted product.

Prepaid royalties for video products decreased to $851,774 from $868,572 in the prior year.

Investment in productions was $241,840 this year compared to $148,344 in the prior year. BFS has increased its commitment to develop its own content and has successfully co-produced several of its own programmes in the past several years. BFS is confident that this increased focus is a very necessary and positive step for the future of BFS.

Capital assets decreased to $716,484 from $985,108 in the prior year. Continuing capital expenditures for DVD master tapes of $106,412 were made this year compared to $320,198 in the prior year. The corporation has increased its focus on the acquisition of titles that will generate higher sales.



Deferred development costs of $120,618, compared to $153,809 in the prior year were incurred during the year, related to the design and development of DVD products.

Total liabilities decreased to $1,040,636 from $2,198,414 in the prior year primarily from the reduction of bank indebtedness and long-term debt of approximately $1,027,000.

Shareholders' equity decreased to $3,063,030 from $3,198,430 in the prior year. The capital stock as at May 7, 2005 was $2,119,624 with 7,898,333 shares outstanding compared to $2,131,047 with 7,970,833 shares outstanding in the prior year.

On August 27, 2004, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on August 29, 2005, a maximum of 398,542 shares of the corporation for cancellation. Pursuant to the approval from the TSX Venture Exchange, the corporation has purchased 72,500 shares during the year as part of the normal course issuer bid for $11,423 for cancellation.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Minimum annual payments due in fiscal years ending	Payment due by period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Capital lease obligations	78,824	39,767	39,057	-	-
Operating leases	518,825	137,242	353,183	28,400	-
Total contractual obligations	597,649	177,009	392,240	28,400	-

Capital lease obligations are related primarily to computer, telephone and warehouse equipment. Operating lease commitments represent the future minimum lease payments under leases primarily for the Company premises. These obligations bear interest at rates varying between 9.0% and 11.3% per annum.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year-end, the Company had an operating line of credit of $2,000,000 of which approximately $135,000 was outstanding. A registered general security agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

We believe that our current cash will provide us with sufficient capital to meet our stated operating goals. We would expect that any significant new acquisitions would require additional funding.

BUSINESS RISKS AND UNCERTAINTIES

Our ability to generate sales and profit from our business is subject to a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those we do not know about now or that we currently believe are immaterial may also adversely affect our ability to generate sales and profit.

Foreign Currency

The Company's products are sold to Canadian customers in Canadian funds and to United States customers in United States funds. Increases in the value of the Canadian dollar relative to the United States dollar could adversely affect the Company's results of operations.

Dependency on Intellectual Property

The Company enters into exclusive distribution arrangements with producers and television companies to secure the distribution rights for the sale of home video DVD and VHS products in North America. To secure these rights, the Company typically agrees to advance cash to the licensors for each title licensed. These cash advances are set up as a prepaid advance and are recovered by the Company from the proceeds on the sale of the product. The recovery of such advances and related mastering costs is dependent on the success of marketing and sale of each title by the Company. The success of the title is not determinable until the time that consumer acceptance can be measured after the title has been released.

Dependency on Key Personnel

The success of BFS is dependent on members of its senior management team. The experience of this team will be a contributing factor to BFS' success and growth. The loss of one or more of the members of the management team might have a material adverse effect on the Company's operations and business prospects.

Risks Associated with Product Returns

Consistent with industry practice in certain circumstances, the Company allows customers to return product for credit. The Company restricts the amount of the return to a percentage of an agreed upon time period of previous sales. There can be no assurance that such product returns will in the future exceed what has been previously experienced by the Company and as a result, it may have a material adverse effect on future operating results.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS


DAVID SUCHET
SEESAW
EVERY MAN HAS HIS PRICE!

The accompanying consolidated financial statements and all information contained in this annual report are the responsibility of management, who are satisfied with the integrity and objectivity of the information contained therein. The statements have been prepared in accordance with policies and procedures established by management and conform to Canadian generally accepted accounting principles, reflecting management's best estimates and judgements.

In management's opinion, these statements reflect fairly the financial position of the company, the results of its operations and the changes in cash flow. The company's procedures and related internal control systems are designed to provide reasonable assurance that the assets are safeguarded and reliable financial records are maintained.

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as the shareholders' auditors, have audited the consolidated financial statements and their report appears here. Their opinion is based on an examination conducted in accordance with Canadian generally accepted auditing standards which includes a review of the company's accounting policies and procedures and where appropriate, a limited review of the company's internal control systems. They obtain sufficient audit evidence to provide reasonable assurance that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles.

The Audit Committee, which consists of non-executive directors, meets with management and the external auditors to review the company's consolidated financial statements before recommending the statements to the Board of Directors for approval.

Denis B.E. Donnelly
Chairman, President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of BFS Entertainment & Multimedia Limited

We have audited the consolidated balance sheets of BFS Entertainment & Multimedia Limited as at May 7, 2005 and May 1, 2004 and the consolidated statements of operations, retained earnings and cash flows for the fifty-three weeks ended May 7, 2005 and the fifty-two weeks ended May 1, 2004. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at May 7, 2005 and May 1, 2004 and the results of its operations and its cash flows for the fifty-three weeks ended May 7, 2005 and the fifty-two weeks ended May 1, 2004 in accordance with Canadian generally accepted accounting principles.

Lipton, Wiseman, Altbaum & Partners LLP
Chartered Accountants, Toronto, Ontario
June 17, 2005


MASTERPIECE THEATRE PRESENTATION
DOCTOR FINLAY

CONSOLIDATED BALANCE SHEETS

as at		**May 7, 2005**		May 1, 2004
Assets				
Current:				
Accounts receivable	**$**	**768,946**	$	1,581,284
Inventories		**994,088**		1,322,696
Prepaid video royalties		**851,774**		868,572
Prepaid expenses and deposits		**125,233**		83,769
		2,740,041		3,856,321
Investment in productions		**241,840**		148,344
Future income taxes		**95,800**		45,200
Development costs (Note 3)		**309,501**		361,871
Capital assets (Note 4)		**716,484**		985,108
	$	**4,103,666**	$	5,396,844
Liabilities				
Current:				
Bank indebtedness (Note 5)	**$**	**118,633**	$	1,083,583
Accounts payable and accrued liabilities		**833,950**		903,296
Income taxes payable		**16,966**		110,895
Long-term debt due within one year		**-**		62,500
Capital lease obligations due within one year (Note 6)		**34,686**		22,350
		1,004,235		2,182,624
Capital lease obligations (Note 6)		**36,401**		15,790
		1,040,636		2,198,414
Shareholders' Equity				
Capital stock (Note 7)		**2,119,624**		2,131,047
Retained earnings		**943,406**		1,067,383
		3,063,030		3,198,430
	$	**4,103,666**	$	5,396,844

See accompanying notes to consolidated financial statements

These consolidated financial statements are approved by and on behalf of the Board of Directors:

Director

Director

8

CONSOLIDATED STATEMENTS OF OPERATIONS


AWARD WINNING DRAMA STARRING
IAN RICHARDSON
war...
an uncivilized
business
ACT
"Excellent... not to be missed." - THE STANDARD

For the period ended		**May 7, 2005** ***Fifty-three weeks***		May 1, 2004 *Fifty-two weeks*
Sales	**$**	**8,558,470**	$	8,561,371
Cost of goods sold		**3,226,420**		3,269,828
Gross profit		**5,332,050**		5,291,543
Expenses:				
Selling		**2,038,201**		1,981,224
Administrative		**2,719,612**		2,262,550
		4,757,813		4,243,774
Operating earnings before interest, amortization and income taxes		**574,237**		1,047,769
Interest expense (Note 6)		**49,345**		197,139
Amortization		**683,482**		745,170
Earnings (loss) before income taxes		**(158,590)**		105,460
Income taxes (recovered): (Note 8)				
Current		**15,987**		84,678
Future		**(50,600)**		(66,300)
		(34,613)		18,378
Net earnings (loss)	**$**	**(123,977)**	$	87,082
Weighted average number of shares		**7,941,208**		7,970,833
Basic and diluted earnings (loss) per share (Note 7)	**$**	**(0.02)**	$	0.01

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the period ended		**May 7, 2005** ***Fifty-three weeks***		May 1, 2004 *Fifty-two weeks*
Retained earnings – beginning of period	**$**	**1,067,383**	$	980,301
Net earnings (loss)		**(123,977)**		87,082
Retained earnings – end of period	**$**	**943,406**	$	1,067,383

See accompanying notes to consolidated financial statements


A LEGEND DRENCHED IN FIRE AND BLOOD
THE SECRET OF THE HOLY GRAIL

CONSOLIDATED STATEMENTS OF CASH FLOW

For the period ended		**May 7, 2005** ***Fifty-three weeks***		May 1, 2004 *Fifty-two weeks*
Operating activities:				
Net earnings (loss)	**$**	**(123,977)**	$	87,082
Items not affecting cash flows:				
Future income taxes recovered		**(50,600)**		(66,300)
Forgiveness of loan receivable		**14,000**		14,000
Amortization of capital assets		**510,494**		451,567
Amortization of deferred development costs		**172,988**		166,229
Amortization of AHT Video Library		**-**		127,374
		522,905		779,952
Net changes in non-cash working capital balances (Note 9)		**939,005**		208,329
Cash flows provided by operating activities		**1,461,910**		988,281
Financing activities:				
Increase (decrease) in bank indebtedness		**(964,950)**		71,690
Proceeds from capital lease obligations		**64,646**		10,200
Repayment of capital lease obligations		**(31,699)**		(34,488)
Repayment of long-term debt		**(62,500)**		(375,000)
Purchase of common shares for cancellation		**(11,423)**		-
Cash flows used in financing activities		**(1,005,926)**		(327,598)
Investing activities:				
Additions to investment in productions		**(93,496)**		(148,344)
Additions to development costs		**(120,618)**		(153,809)
Additions to capital assets		**(241,870)**		(358,530)
Cash flows used in investing activities		**(455,984)**		(660,683)
Net change in cash		**-**		-
Cash – beginning and end of period	**$**	**-**	$	-

During the fiscal period, the corporation paid interest of approximately $49,300 (2004 - $197,200) and income taxes of approximately $108,100 (2004 - $261,100).

See accompanying notes to consolidated financial statements

For the Fifty-Three Weeks Ended May 7, 2005 and the Fifty-Two Weeks Ended May 1, 2004

1 I NATURE OF BUSINESS:

BFS Entertainment & Multimedia Limited (the "corporation") was incorporated under the laws of Ontario on February 4, 1980.

The corporation is a recognised independent manufacturer and distributor of home videos. The corporation markets and distributes a specialty line of home videos throughout North America. Under exclusive North America license agreements, the corporation sells its products through various channels, including retailers, distributors, mail order houses as well as its own specialised mail order catalogue.

2 I ACCOUNTING POLICIES:

The significant accounting policies of the corporation and its subsidiaries conform with generally accepted accounting principles in Canada and are summarized below:

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiaries, BFS Entertainment Limited (U.S. corporation), Collectables Direct Inc., Collectables Direct Inc. (U.S. corporation), BFS Film & Television Productions Inc. and Oopsadaisy Television Productions Inc. All intercompany transactions and balances have been eliminated.

(b) Management estimates:

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts are not expected to materially vary from these estimates.

(c) Accounts receivable:

Accounts receivable are carried at amounts due, net of a provision for amounts estimated to be uncollectable.

(d) Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis and net realisable value.

(e) Prepaid video royalties:

The corporation makes advance royalty payments to secure its video license agreements. These payments are treated as prepaid video royalties and are expensed as part of cost of goods sold when sales are made.

(f) Development costs:

Deferred development costs relating to the design and development of video products are amortized as follows; first year – Nil; subsequent three years – straight-line.

(g) Investment in productions:

Investment in productions relating to the development of DVDs and films have been capitalized and will be amortized over their estimated useful life once the assets are put into commercial use.

(h) Capital assets:

Capital assets are stated at cost less accumulated amortization. Amortization is provided for over the useful life of the assets at the following rates and methods:

Office and warehouse equipment	20% – declining balance
Computer hardware	30% – declining balance
Computer software	2 years – straight-line
Leasehold improvements	Straight-line over the term of the lease plus the first renewal period (10 years)
Master tapes	First year – Nil; subsequent three years – straight-line
Equipment under capital leases:	
Computer hardware and software	Straight-line over the term of the related leases
Telephone equipment	Straight-line over the term of the related leases
Forklift	Straight-line over the term of the related leases

(i) Revenue recognition:

The corporation earns its revenue from the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers and collectability is reasonably assured.

(j) Future income taxes:

The corporation uses the liability method to record income taxes. Future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realised.

(k) Foreign currency translation:

The temporal method is used to translate the transactions and balances of the corporation that are denominated in foreign currencies. Under this method, monetary assets and liabilities and non-monetary items carried at market values, are translated at the year-end exchange rate; other non-monetary items are translated at their historical exchange rate. Revenue and expenses are translated at weighted average exchange rates, except for amortization, which is translated at the historical exchange rate applicable to the related assets. Exchange gains and losses are recognised currently in earnings.

(l) Stock option and bonus plan:

The corporation recognises the value of stock options earned during the year as a compensation expense. This accounting policy is applied prospectively to all stock option awards to employees and directors that call for settlement by issuance of equity instruments, granted on or after May 4, 2003. The fair value of stock options is determined using the Black-Scholes option pricing model. Once fair value is measured, the value is expensed over the period options vest and contributed surplus is increased by the corresponding amount.

(m) Earnings per share:

Earnings per share is calculated using the weighted average number of shares outstanding during the fiscal period amounting to 7,941,208 (2004 - 7,970,833). Diluted earnings per share is calculated using the treasury method.

3 I DEVELOPMENT COSTS:

(in dollars)	Cost	Accumulated Amortization	2005 Net	2004 Net
Development costs	**1,228,743**	**919,242**	**309,501**	361,871

During the fiscal period, amortization on development costs amounted to $172,988 (2004 - $166,229).

4 I CAPITAL ASSETS:

(in dollars)	Cost	Accumulated Amortization	2005 Net	2004 Net
Office and warehouse equipment	**310,219**	**240,655**	**69,564**	70,237
Computer hardware and software	**650,282**	**595,764**	**54,518**	44,780
Leasehold improvements	**92,762**	**47,540**	**45,222**	38,325
Master tapes	**2,321,081**	**1,842,698**	**478,383**	793,053
	3,374,344	**2,726,657**	**647,687**	946,395
Assets under capital leases:				
Computer hardware and software	**64,646**	**11,524**	**53,122**	9,346
Telephone equipment	**30,876**	**20,584**	**10,292**	20,584
Forklift	**10,200**	**4,817**	**5,383**	8,783
	105,722	**36,925**	**68,797**	38,713
	3,480,066	**2,763,582**	**716,484**	985,108

During the fiscal period, amortization on capital amounted to $475,932 (2004 - $419,359) and amortization on assets under capital leases amounted to $34,562 (2004 - $32,208).


AS SEEN ON PBS
TOP SECRET
The Piglet Files
Case File Sex, Spies and Videotape

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fifty-Three Weeks Ended May 7, 2005 and the Fifty-Two Weeks Ended May 1, 2004 (continued)

5 I BANK INDEBTEDNESS:

As at May 7, 2005, the corporation had an operating line of credit in the amount of $2,000,000 (May 1, 2004 - $2,000,000) of which approximately $135,000 (May 1, 2004 - $1,052,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

6 I LEASE OBLIGATIONS:

The following is a summary of the corporation's lease obligations due in future fiscal years:

	Capital Leases	Operating Leases
2006	$ 39,767	$ 137,242
2007	27,467	125,983
2008	11,590	113,600
2009	-	113,600
2010	-	28,400
	78,824	
Less interest portion	7,737	
Present value of minimum lease payments	71,087	
Less amounts due within one year	34,686	
	$ 36,401	$ 518,825

The capital leases bear interest at rates varying between 9.0% and 11.3% per annum. During the year, the corporation paid interest totalling $4,788 (2004 - $5,067) on its capital lease obligations.
The corporation is required to pay all realty taxes and certain other occupancy costs for the building operating lease.

2

7 I CAPITAL STOCK:

Authorized:

Unlimited Common shares

Issued:

	2005	2004
7,898,333 (2004 - 7,970,833) Common shares of par value of $1 each	$ 2,119,624	$ 2,131,047

Common shares:

	Shares	Amount
Balance – beginning of period	7,970,833	$ 2,131,047
Cancelled pursuant to normal course issuer bid	(72,500)	$ (11,423)
Balance – end of period	7,898,333	$ 2,119,624

On August 26, 2004, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issue bid expiring August 29, 2005, a maximum of 398,542 common shares of the corporation for cancellation. Pursuant to the approval from the TSX Venture Exchange, the corporation has purchased 72,500 common shares as part of the normal course issuer bid for $11,423 during the fifty-three weeks ended May 7, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fifty-Three Weeks Ended May 7, 2005 and the Fifty-Two Weeks Ended May 1, 2004 (continued)


THE LIFE & CRIMES
of William Palmer
"...the evil which pervades it is palpable." - THE TIMES
BASED ON A TRUE STORY!

Stock option and bonus plan:

As of May 7, 2005, the corporation has a stock option plan for directors, officers and employees enabling them to purchase common shares of the corporation. A total of 1,175,000 common shares of the corporation have been reserved for options under this plan. As at May 7, 2005, there were 300,000 options outstanding expiring at various dates up to 2007 at exercise prices varying between $0.65 and $0.70 per share. Each option entitles the holder to purchase one common share of the corporation.

The corporation has reserved 400,000 common shares under a stock bonus plan. These common shares will be issued from time to time as approved by the board of directors. As of May 7, 2005, 40,000 common shares have been issued under this plan.

The following table sets out the stock option plan as at May 7, 2005 and May 1, 2004 and changes during the periods then ended:

	2005		2004	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding – beginning of period	**567,500**	**$ 0.65**	917,500	$ 0.67
Expired or cancelled during the period	**(267,500)**	**(0.60)**	(350,000)	(0.70)
Outstanding – end of period	**300,000**	**$ 0.69**	567,500	$ 0.65
Options exercisable – end of period	**300,000**	**$ 0.69**	557,500	$ 0.65

The following table provides further details of the options outstanding as at May 7, 2005:

	Options Outstanding			**Options Exercisable**	
		Weighted Average			**Weighted Average**
Range of Exercise Price	**Options Outstanding**	**Remaining Contractual life (in years)**	**Exercise Price**	**Options Exercisable**	**Exercise Price**
$ 0.65 – 0.75	**300,000**	**1.6**	**$ 0.69**	**300,000**	**$ 0.69**

Stock-based compensation:

Effective for fiscal periods commencing on and after January 1, 2002, the Canadian Institute of Chartered Accountants issued new recommendations dealing with stock-based compensation and other stock-based payments. The new recommendations require either the recognition of a compensation expense for grants of stock, stock options and other equity instruments to directors, officers and employees, based on the estimated fair value of the instruments at the grant date, or alternatively, the disclosure of pro-forma net earnings and earnings per share data, as if the stock-based compensation had been recognised in earnings.

During the fifty-three weeks ended May 7, 2005, the corporation issued no stock options.

Subsequent to May 7, 2005, 50,000 options that were outstanding have expired without being exercised by the option holder.

Earnings per share:

For the fifty-three weeks ended May 7, 2005, the exercise of outstanding stock options does not have a dilutive effect on earnings per share.

The following table sets out the computation of basic and diluted earnings per share:

	2005	2004
Numerator:		
Net earnings (loss) available to common shareholders	**$ (123,977)**	$ 87,082
Denominator:		
Weighted average shares for basic earnings per share	**7,941,208**	7,970,833
Basic and diluted earnings (loss) per share	**$ (0.02)**	$ 0.01

Warrants:

As at May 7, 2005 there were no warrants outstanding.

	Warrants
Balance – beginning of period	**460,000**
Expired during the year	**(460,000)**
Balance – end of period	**-**


Saddles&Silks
A JOCKEY'S STORY
BONUS DISC
The Thoroughbred
A Magic Way of Going

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fifty-Three Weeks Ended May 7, 2005 and the Fifty-Two Weeks Ended May 1, 2004 (continued)

8 | INCOME TAXES:

The following table reconciles the statutory Federal and Provincial income tax rates to the effective income tax rate on the income before income taxes.

		2005		2004
Net earnings (loss) before income taxes	**$**	**(158,590)**	$	105,460
Combined basic Federal and Provincial income tax provision at statutory rates		**(57,283)**		37,428
Non-deductible items for income tax purposes		**12,390**		-
Timing differences between CCA and amortization		**47,362**		-
Other		**(37,082)**		(19,050)
Income taxes	**$**	**(34,613)**	$	18,378
Effective income tax rate (percentage)		**(21.8)**		17.4

The corporation's future income tax asset is the result of differences in the net book value and undepreciated capital costs of the development costs and capital assets.

9 | NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES:

		2005		2004
Decrease (increase) in accounts receivable	**$**	**812,338**	$	(170,841)
Decrease in inventories		**328,608**		486,157
Decrease in prepaid video royalties		**16,798**		152,052
Increase in prepaid expense and deposits		**(55,464)**		(12,842)
Decrease in accounts payable and accrued liabilities		**(69,346)**		(71,602)
Decrease in income taxes payable		**(93,929)**		(174,595)
	$	**939,005**	$	208,329

4

10 | SEGMENTED INFORMATION:

The corporation operates in the home entertainment industry in North America and sells primarily to customers in the United States. Sales to customers in the United States amounted to approximately $6,472,000 (2004 - $7,140,000) with the balance of sales to customers in Canada.

11 | FINANCIAL INSTRUMENTS:

Fair value:

The corporation's financial instruments include accounts receivable, bank indebtedness and accounts payable and accrued liabilities. The carrying value of these financial instruments approximates fair value due to their current nature.

The fair value of loan receivable, long-term debt and capital lease obligations has been estimated based on quoted market prices for same or similar instruments and in management's opinion, approximates carrying value.

Interest rate risk:

The corporation is exposed to interest rate risk on fluctuations in interest rates on its bank indebtedness and capital lease obligations. Since interest rates on the lease obligations are fixed, it is management's opinion that the interest rate exposure is not significant. The corporation has considered, but does not use derivative financial instruments to reduce its exposure to interest rate risk on its bank indebtedness.

Currency risk:

The corporation conducts a significant portion of its operations with corporations and/or customers in the United States. As a result, a significant amount of sales, expenses, accounts receivables, prepaid video royalties, bank indebtedness and accounts payable and accrued liabilities were incurred or are carried in United States dollars. The corporation occasionally uses forward contracts to reduce exposure to currency risk. During the fifty-three weeks ended May 7, 2005, a foreign exchange loss of approximately $225,000 was recognised in administrative expenses (fifty-two weeks ended May 1, 2004 - $244,000 foreign exchange gain was recognised in sales).

Credit risk:

Concentration of credit risk arises when a group of customers having a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. For the corporation, significant concentrations of credit risk are related to industries and geographic location. The corporation's accounts receivable are primarily due from United States based corporations in the entertainment industry.

12 | COMPARATIVE FIGURES:

Certain figures in the 2004 consolidated financial statements have been reclassified to conform with the basis of presentation used in 2005.


EMMY® AWARD WINNING
BEST ANIMATED PROGRAM
- ACADEMY OF TELEVISION ARTS & SCIENCES
ZIGGY'S
GIFT
"It's a winner!" - THE NEW YORK TIMES

BOARD OF DIRECTORS

David E. Chapman, Partner
Bresver, Grossman, Scheininger & Chapman LLP

Denis B.E. Donnelly
Chairman of the Board
President and Chief Executive Officer
BFS Entertainment & Multimedia Limited

Warren Palitz [1,2], Vice President
Greentree Brokerage Services, Inc.
Philadelphia, PA, USA

Mark C. Shoniker [1,2], Director
Bank of Montreal Capital Corporation
Toronto, Ontario

C. Mark Zeilstra [1,2], Company Director
Winnipeg, Manitoba

[1] | Member of the Audit Committee
[2] | Member of the Compensation Committee

OFFICERS

Denis B.E. Donnelly
President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

David E. Chapman
Secretary

AUDITORS

Lipton, Wiseman, Altbaum & Partners LLP
Toronto, Ontario

LEGAL COUNSEL

Bresver, Grossman, Scheininger & Chapman LLP
Toronto, Ontario
Stikeman Elliott LLP, Toronto, Ontario
Lawrence Graham, London, England

STOCK EXCHANGE LISTING

TSX Venture Exchange
Trading Symbol: BFS

TRANSFER AGENT

CIBC Mellon Trust Company
Toronto, Ontario

BANKERS

Royal Bank of Canada
Toronto, Ontario

CORPORATE HEADQUARTERS

360 Newkirk Road, Richmond Hill, Ontario,
Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-Mail: info@bfsent.com
Website: www.bfsent.com

ANNUAL MEETING

The Annual Meeting of the Company's Shareholders will be held on
Tuesday, September 27, 2005 at 11:00 a.m.
in the Paris Room at Stikeman Elliott LLP
Commerce Court West, 52nd Floor, 199 Bay Street
Toronto, Ontario, Canada

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7 Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

SEC EXEMPTION #82-4245

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the "Meeting") of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") will be held on Tuesday, September 27, 2005 at 11:00 a.m. (Toronto time) at Stikeman Elliott LLP in Paris Room, Commerce Court West, 52rd Floor, 199 Bay Street, Toronto, Ontario, Canada for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the fiscal year ended May 1, 2005, together with the auditor's report thereon;

2. to elect the directors of the Corporation;

3. to appoint Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in accordance with the instructions on the back of such form so as to arrive prior to 10:00 a.m. (Toronto time) on September 26, 2005 (or prior to 10:00 a.m. (Toronto time) at least one business day preceding the date of any adjournment or postponement of the Meeting) or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

BY ORDER OF THE BOARD OF DIRECTORS

Denis B.E. Donnelly
President and Chief Executive Officer

August 22, 2005
Richmond Hill, Ontario

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

MANAGEMENT INFORMATION CIRCULAR

August 22, 2005

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") to be held on Tuesday, September 27, 2005 at 11:00 a.m. (Toronto time) (the "Meeting") at Stikeman Elliott LLP in the Paris Room, Commerce Court West, 52nd Floor, 199 Bay Street, Toronto, Ontario, Canada, and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. No person has been authorized to give any information or to make any representations in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Corporation. It is expected that the solicitation will be made primarily by mail, however, proxies may also be solicited personally, by telephone or telecopier, by directors, officers or regular employees or paid agents of the Corporation. The total cost of this solicitation will be borne by the Corporation. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation.**

The information in the Circular is given as of August 22, 2005 unless otherwise noted.

Voting Rights

In accordance with the OBCA, the Corporation will prepare a list of shareholders as of August 22, 2005 (the "Record Date"). The only shareholders that will be entitled to vote, in person or by proxy, at the Meeting, will be the shareholders of record at the close of business on the Record Date, except to the extent that a shareholder has transferred ownership of common shares after such date and the transferee of such common shares produces properly endorsed share certificates or establishes ownership thereof and makes a written request to CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 (Attention: Proxy Department) not later than the close of business ten (10) days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee, and not the holder of record on the Record Date, will be entitled to vote such common shares at the Meeting. Subject to the foregoing, each common share entitles the holder thereof to one (1) vote on any vote taken at the Meeting.

Appointment of Proxy Holders

Shareholders who are unable to be present at the Meeting may still vote though the use of a proxy. A shareholder who is unable to be present at the Meeting should complete and execute either the enclosed form of proxy and deliver it or return it by mail in the enclosed reply envelope so that it is received by CIBC Mellon Trust Company at any time prior to the Proxy Deadline (as defined below), or deposit it with the Chair or the scrutineers of the Meeting prior to the commencement thereof. By completing, executing and returning the enclosed form of proxy prior to the Proxy Deadline, a shareholder can participate in the Meeting through the person or persons named therein.

The persons named in the enclosed form of proxy accompanying this Circular are directors and officers of the Corporation. **A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the enclosed reply envelope in the manner set forth below.**

Use of Proxies

To be used at the Meeting, a proxy must be deposited with CIBC Mellon Trust Company, Proxy Department, if delivered in person or if delivered by mail (other than in the prepaid envelope provided), to 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or if delivered by facsimile at (416) 368-2502, at any time prior to 10:00 a.m. (Toronto time) on September 26, 2005 or, if there is an adjournment or postponement of the Meeting, prior to 10:00 a.m. (Toronto time) on the business day preceding the date of the adjourned or postponed meeting (the "Proxy Deadline") or, in either case, with the Chair or the scrutineers of the Meeting at any time prior to the commencement of the Meeting or such adjournment or postponement thereof. Failure to so deposit a proxy may result in its invalidation. The time limit for depositing proxies prior to the Meeting may be waived by the Chair of the Meeting in his discretion without notice.

In order to be effective, a form of proxy must be executed by a shareholder or the shareholder's attorney, duly authorized in writing. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney. Where an attorney has executed a proxy, it must be accompanied by evidence of the attorney's authority to sign.

Revocation of Proxies

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or her, or by his or her attorney, duly authorized in writing, deposited at the registered office of the Corporation, or with CIBC Mellon Trust Company, Proxy Department, if delivered in person, to 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or if delivered by mail, to P.O. Box 12005, Station BRM B, Toronto, Ontario, M7Y 2K5, prior to 10:00 a.m. (Toronto time) on September 26, 2005, or prior to 10:00 a.m. (Toronto time) on the business day preceding any adjournment or postponement of the Meeting, or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. A proxy may also be revoked in any other manner permitted by law.

Regardless of the form of proxy used, the persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions thereon. **In the absence of such specification, common shares represented by the enclosed form of proxy will be voted in favour of each of the matters referred to herein.**

Discretionary Authority of Proxies

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to, or variations of, matters identified in the Notice of Meeting and with respect to other matters, if any, that may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxyholder.

Voting Securities and Principal Holders Thereof

As of the date hereof, the Corporation had outstanding 7,898,333 common shares, each carrying one vote. As of the date hereof, to the knowledge of the directors or officers of the Corporation, the only person that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding common shares of the Corporation is as follows:

Name and Address	Number of common shares	Percentage of Class
DENIS B.E. DONNELLY Aurora, Ontario	3,324,100	42.1%

BUSINESS OF THE MEETING

Election of Directors

The following table sets forth certain information with respect to the five persons proposed to be nominated by management for election as directors.

Nominee	Position with Corporation	Principal Occupation[3]	Director Since	Number of common shares Beneficially Owned[4]
DENIS B.E. DONNELLY Aurora, Ontario	Chairman of the Board, President, Chief Executive Officer & Director	President & Chief Executive Officer of the Corporation	1981	3,324,100
DAVID E. CHAPMAN Toronto, Ontario	Secretary and Director	Partner, Bresver, Grossman, Scheininger & Chapman LLP, Toronto, Ontario (a law firm)	1995	2,000
WARREN PALITZ[1][2] Haddonfield, NJ USA	Director	Vice President, Greentree Brokerage Services, Inc., Philadelphia, USA	1997	35,000
MARK SHONIKER[1] [2] Toronto, Ontario	Director	Director, Bank of Montreal Capital Corporation	1999	Nil
C. MARK ZIELSTRA[1] [2] Winnipeg, Manitoba	Director	Company Director	1999	200,000

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Each person named above has held the principal occupation noted for the last five years.
(4) Information respecting the number of common shares owned by each director has been provided by such director.

The size of the Board of Directors of the Corporation is currently five. All directors to be elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The Corporation does not have an executive committee. The Corporation is required to have an audit committee.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Appointment of Auditors

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, 245 Fairview Mall Drive, Toronto, Ontario, are to be nominated at the Meeting for appointment as the auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation. It is proposed that the remuneration to be paid to the auditors of the Corporation be fixed by the Board of Directors. Lipton, Wiseman, Altbaum & Partners LLP were first appointed as auditors of the Corporation on July 4, 1994.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the reappointment of Lipton, Wiseman, Altbaum & Partners LLP as auditors of the Corporation and the fixing of their remuneration by the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended May 1, 2005 in respect of the individuals who were, at May 1, 2005, the Chief Executive Officer and the Chief Financial Officer and each of the three other most highly compensated executive officers of the Corporation whose total salary and bonus exceeded $150,000 (collectively, the "Named Executive Officers"). No persons other than the CEO and CFO of the Corporation fell into this category.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation
					Award		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	($)
DENIS B.E. DONNELLY President & Chief Executive Officer	2005 2004 2003	$234,230 $225,000 $225,000	None None None	None None None	None None None	None None None	None None None	None None None
JOHN P. GRZYBOWSKI Chief Financial Officer	2005 2004 2003	$118,500 $115,114 $113,850	None $2,000 $10,000	None None None	None None None	None None None	None None None	None None None

Option Grants in the Fiscal Year ending May 1, 2005

The following table sets forth information concerning the granting of options to purchase common shares to any of the Named Executive Officers.

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Unit	Market Value of Securities Underlying Options on the Date of Grant ($/Unit)	Expiry Date
DENIS B.E. DONNELLY President & Chief Executive Officer	-	-	-	-	-
JOHN P. GRZYBOWSKI Chief Financial Officer	-	-	-	-	-

Options Exercised and Aggregate Options Remaining

The following table sets forth information concerning each exercise of options by the Named Executive Officers during the fiscal year ended May 1, 2005.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at May 1, 2005 Exercisable/Unexercisable (#)	Value of Unexercised in-the-money Options at May 1, 2005 Exercisable/Unexercisable ($)
DENIS B.E. DONNELLY President & Chief Executive Officer	None	None	250,000/Nil	Nil/ Nil
JOHN P. GRZYBOWSKI Chief Financial Officer	None	None	50,000/Nil	Nil/ Nil

Composition of the Compensation Committee

Three outside directors, Warren Palitz, Mark Shoniker and C. Mark Zielstra acted as the Corporation's Compensation Committee during the fiscal year ended May 1, 2005. None of the members of the Compensation Committee performed similar functions with other public companies during the fiscal year ended May 1, 2005.

Compensation of Directors

The non-management directors of the Corporation receive a fixed $4,000 per annum paid quarterly for attending meetings of the Board of Directors or a committee of the Board of Directors.

Report On Executive Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from a stronger balance sheet and increased earnings.

Compensation for executive officers is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives.

In establishing the levels of base salary, the award of stock options and performance bonuses, the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

The Compensation Committee is also responsible for reviewing the Corporation's manpower and succession plans to ensure that adequate plans are in place.

Chief Executive Officer

The Corporation has entered into an employment agreement dated February 17, 1997 with Denis B.E. Donnelly, President and Chief Executive Officer of the Corporation, (the "Employment Agreement"). The Employment Agreement provides that on termination of the employment of Mr. Donnelly with the Corporation for any reason other than for cause, Mr. Donnelly is entitled to 36 months' salary plus the present value of the benefits, if any, that he would have enjoyed over such 36 months. The term of employment for Mr. Donnelly was from February 17, 1997 through to February 28, 2002, which has been extended to February 28, 2005 and further extended to February 28, 2010. The current annual base salary of Mr. Donnelly is $255,000.

The Compensation Committee has determined that the terms of the Employment Agreement are consistent with the compensation paid to chief executive officers of comparable companies.

The foregoing report as of May 1, 2005, was submitted to the Corporation by the Compensation Committee.

Warren Palitz
Mark Shoniker
C. Mark Zielstra

EQUITY COMPENSATION PLAN INFORMATION

Plan	Securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Securities remaining available for future issuance under equity compensation plans ($)
SHARE INCENTIVE PLAN	300,000	0.69	875,000
SHARE BONUS PLAN	N/A	N/A	360,000

The Corporation maintains a Share Incentive Plan (the "SIP") and Share Bonus Plan (the "SBP") which is administered by the Board of Directors on the recommendation of the President and Chief

Executive Officer. Eligibility for participation in these plans is limited to directors, officers, key employees and consultants of the Corporation and its subsidiaries. Both plans have been approved by the shareholders of the Corporation.

The exercise price in respect of any option issued under the SIP is required to be fixed by the Board of Directors, as the case may be, and may not be less than the market price of the common shares on the day preceding the grant of the option. Options issued under the SIP may be exercised during a period determined by the Board of Directors, which may not exceed ten years. All options granted under the SOP may be exercised only for so long as the participant remains a director or employee, subject to certain exceptions such as death or terms of the consulting agreement entered between the Corporation or the subsidiary, as the case may be, and the consultant.

Under the SBP, common shares are issued as a form of bonus. The determination regarding the amount of bonus shares to be issued to any one person under the SBP is determined by the Board of Directors.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director, officer or other insider of the Corporation, or any associate or affiliate thereof, has or had any material interest in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Corporation was indebted to the Corporation at any time during the fiscal year ended May 1, 2005.

CORPORATE GOVERNANCE

Responsbilities of the Board of Directors

The Board implicitly and explicitly acknowledges its responsibility for the stewardship of the Corporation as follows:

(i) The Board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management. The Board will undertake periodic reviews of the strategic planning process;

(ii) The Board has considered and does in its deliberations consider the principal risks of the Corporation's business and receives periodic reports from management of the Corporation's assessment and management of those risks;

(iii) The Board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring officers of the Corporation;

(iv) The Board has discussed and considered how the Corporation communicates with its various shareholders and periodically reviews and approves the Corporation's communications with the public but has no formal communication policy; and

(v) The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

Given the extensive experience of senior management of the Corporation in the Corporation's principal business, it has not been necessary for the Board to encourage senior management to participate in appropriate professional and personal development activities, courses and programs. However, the Board does support management's commitment to the training and development of all permanent employees.

Composition and Function of the Board of Directors

The Board currently comprises five members of whom three, Messrs. Warren Palitz, Mark Shoniker and C. Mark Zielstra are unrelated directors.

The Board has considered the relationship of each current director in making this determination. Mr. Donnelly is a member of management of the Corporation and Mr. Chapman is an officer of the Corporation and provides legal services to the Corporation through a law firm of which he is a partner.

The Board has in the past considered its size with a view to its effectiveness and has concluded that additional outside directors are required. As a result, in 1999 the size of the Board of Directors was increased by one, and two additional "unrelated" directors were added. The Board, thus constituted, brings together a mix of skills, background, ages and attitudes that the Board considers appropriate for the stewardship of the Corporation.

The Board of Directors expressly assumes responsibility for developing the Corporation's approach to governance issues and is responsible for the responses to governance guidelines. The Corporation has not developed position descriptions for the directors or the Chief Executive Officer. Any responsibility that is not delegated to management or a Board committee remains with the Board.

The Board has functioned and is of the view that it can continue to function, independently of management, as required. The Board has not appointed a chair of the Board who is an unrelated director. However, unrelated directors are free to add items to agendas or to request the calling of Board meetings where deemed necessary and all members of the Board are invited to raise issues not on the agenda at Board meetings. Board meetings are held at least three times a year.

The Board has not met without management present. If the Board believed it was appropriate and meaningful, it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

Committees of the Board of Directors

The Audit Committee is currently composed of three directors, Warren Palitz, Mark Shoniker and C. Mark Zielstra, all of whom are independent and financially literate. The Audit Committee reviews the annual and quarterly financial statements, material investments and transactions that could materially affect the financial position of the Corporation. The Audit Committee also establishes and monitors procedures to resolve conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. The text of the audit committee charter is attached as Schedule "A".

The Compensation Committee is currently composed of three directors, all of whom are unrelated. The mandate of the Compensation Committee is, in part, to make recommendations to the Board of Directors with respect to the appointment and remuneration of executive officers of the Corporation. The Compensation Committee meets periodically to implement its mandate. The Compensation Committee further reviews compensation paid to management of similarly sized companies to ensure that remuneration to management of the Corporation is consistent with industry standards. The Compensation Committee also considers and makes recommendations to the Board of Directors with respect to the granting of stock options.

FEES PAID TO AUDITORS

Fiscal Year	Audit Fees	Audit Related Fees	Tax Fees	Other Fees
2005	$48,000	-	$1,500	-
2004	$30,650	-	$2,100	-

SHAREHOLDER COMMUNICATION

To enable the Corporation to communicate more effectively with its shareholders, the Corporation has created the office of the Communications Officer. John Grzybowski, is the current Communications Officer of the Corporation and may be reached at 360 Newkirk Road, Richmond Hill, Ontario, L4C 3G7 (telephone (905) 884-2323). The Communications Officer is responsible for receiving all communications from the shareholders of the Corporation, other shareholders and the public generally, accommodating feedback from shareholders about the operations of the Corporation and effectively interpreting the operations of the Corporation to shareholders.

OTHER INFORMATION

Financial information about the Corporation is provided in the Corporation's comparative financial statements and MD&A for the year ending May 1, 2005. Additional information relating to the Corporation is available at www.sedar.com. Information may also be requested from the Communications Officer of the Corporation at 360 Newkirk Road, Richmond Hill, Ontario, L4C 3G7 (telephone 905-884-2323).

DIRECTORS' APPROVAL

The Board of Directors of the Corporation has approved the contents and the sending of this Circular.

BY ORDER OF THE BOARD OF DIRECTORS

August 22, 2005
Richmond Hill, Ontario

(signed) Denis B.E. Donnelly
President and Chief Executive Officer

SCHEDULE "A"

BFS ENTERTAINMENT & MULTIMEDIA LIMITED
CHARTER OF THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

Section 1 Role and Purpose

The Audit Committee (sometimes referred to herein as the "Committee") is a committee of the Board of Directors of BFS Entertainment & Multimedia Limited (the "Corporation"). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling their roles as Directors of the Corporation by:

(a) recommending to the Board the appointment and compensation of the Corporation's external auditor;

(b) overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c) pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation or its subsidiaries by the Corporation's external auditor;

(d) reviewing and approving the annual and interim financial statements, related management discussion and analysis ("MD&A"), and annual and interim earnings before such information is publicly disclosed;

(e) satisfying themselves that adequate procedures are in place for the review of the Corporation's public disclosure of financial information, other than those described in (d) above, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(f) establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters; and

(g) reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation or its subsidiaries.

The Audit Committee should primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter. However, it is not the duty of the Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles ("GAAP"), to conduct investigations, or to assure compliance with laws and regulations or the Corporation's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor, as the case may be.

Section 2 Composition of the Committee and Meetings

1. The Audit Committee must be constituted as required under Multilateral Instrument 52-110, as it may be amended from time to time ("MI 52-110"). At the date hereof, the requirements of MI 52-110 as regards composition do not apply to the Corporation as a "venture issuer".

2. The members of the Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3. Any member of the Audit Committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Audit Committee on ceasing to be a Trustee. The Board of Directors may fill vacancies on the Audit Committee by election from among the Board of Directors. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all of its powers so long as a quorum remains.

4. The Committee shall meet at least four times annually, or more frequently as circumstances require.

5. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation or the Corporation, and others as they consider appropriate.

6. In order to foster open communication, the Committee or its Chair shall meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. In addition, the Committee or its Chair should meet with management quarterly in connection with the Corporation's interim financial statements.

7. Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall determine by resolution.

8. Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Committee shall determine upon reasonable notice to each of its members, which shall not be less than 48 hours. The notice period may be waived by all members of the Committee. Each of the Chairman of the Board and the external auditor, and the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Corporation, shall be entitled to request that any member of the Committee to call a meeting.

9. The Committee shall determine any desired agenda items.

Section 3 Activities

The Audit Committee shall, in addition to the matters described in Section 1:

1. Review and recommend to the Board changes to this Charter as considered appropriate from time to time.

2. Review the public disclosure regarding the Audit Committee required by MI 52-110.

3. Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Corporation to assess their independence.

4. Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

5. Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

6. Arrange for the external auditor to be available to the Committee and the Board of Directors as needed.

7. Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor.

8. Consider the external auditor's judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation's and/or the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

9. Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

10. Consider proposed major changes to the Corporation's and/or the Corporation's accounting principles and practices.

11. If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

12. Review the scope and plans of the external auditor's audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.

13. Periodically consider the need for an internal audit function, if not present.

14. Following completion of the annual audit and, if applicable, quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

15. Review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

16. Review activities, organizational structure and qualifications of the chief financial officer and the staff in the financial reporting area and see to it that matters related to succession planning are raised for consideration by the Board of Directors.

17. Review management's program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

Section 4 General Matters

1. The Committee is authorized to retain independent counsel, accountants, consultants and any other professionals ("Advisors") it deems necessary to carry out its duties, and the Committee shall have the authority to determine the compensation of and to cause the Corporation or the Corporation to pay any such Advisors.

2. The Committee is authorized to communicate directly with the external (and, if applicable, internal) auditors as it sees fit.

3. If considered appropriated by it, the Committee is authorized to conduct or authorize investigations into any matters within the Committee's scope of responsibilities, and to perform any other activities as the Committee deems necessary or appropriate.

4. Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible for preparing financial statements, for planning or conducting internal or external audits or for determining that the Corporation's and/or its subsidiaries' financial statements are complete and accurate and are in accordance with generally accepted accounting principles, as these are the responsibility of management and in certain cases the external auditor, as the case may be. Nothing contained in this Charter is intended to make the Committee liable for any non-compliance by the Corporation or its subsidiaries with applicable laws or regulations.

5. The Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Corporation's shareholders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders of the

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

SEC EXEMPTION #82-4245

Proxy solicited by management for use at the Annual Meeting of Shareholders to be held on September 27, 2005

The undersigned shareholder of **BFS ENTERTAINMENT & MULTIMEDIA LIMITED** (the "Corporation") hereby appoints Denis B.E. Donnelly, Chief Executive Officer, or failing him, David Chapman, Secretary, or failing either of them ______________________________ as proxy for the undersigned to attend, vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at 11:00 a.m. on September 27, 2005 at the offices of Stikeman Elliott LLP in the Paris Room, Commerce Court West, 52nd Floor, 199 Bay Street, Toronto, Ontario, Canada and at any adjournment or postponement thereof, with full power of substitution, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the Common Shares registered in the name of the undersigned as follows:

1. **[ ] VOTE FOR** or **[ ] WITHHOLD VOTE** with respect to the election of the nominees of management as directors;

2. **[ ] VOTE FOR** or **[ ] WITHHOLD VOTE** with respect to the reappointment of Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors, and the authorization of the directors to fix their remuneration; and

3. **IN HIS/HER DISCRETION** with respect to amendments to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.

DATED: __________________, 2005

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Common Shares Held

Notes:

1. Reference is made to the accompanying management information circular for more information regarding the use of this proxy and the Meeting.

2. A proxy must be dated and signed by the shareholder or by the shareholder's duly authorized attorney or other legal representative. Any such attorney or representative must provide proof of authority to sign on behalf of the registered shareholder. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney.

3. If not dated, this proxy shall be deemed to bear the date on which it was mailed.

4. A shareholder who has common shares registered in the name of a securities dealer or broker should contact such dealer or broker for instructions in voting their common shares.

5. **A shareholder has the right to appoint a person other than as designated above to represent him or her at the Meeting, either by striking out the names of the persons designated above and inserting such other person's name in the blank space provided, or by completing another proper form of proxy and, in either case, delivering the completed proxy to CIBC Mellon Trust Company in the reply envelope provided at the address below.**

6. The common shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **In the absence of direction, common shares represented by this proxy will be voted FOR each of the matters referred to herein.**

7. A completed proxy must be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department, so as to arrive prior to 10:00 a.m. (Toronto time) on September 26, 2005 (or prior to 10:00 a.m. (Toronto time) at least one business days preceding the date of any adjournment or postponement of the Meeting) or with the Chair or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof. The address of CIBC Mellon Trust Company is, if delivered in person or if delivered by mail (other than in the prepaid envelope provided), 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9. A completed proxy may also be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department by facsimile at (416) 368-2502.

CUSIP 054913108
To Non-Registered Shareholders

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Request to be Added to the Supplemental Mailing List

National Instrument 54-102 (Interim Financial Statement and Report Exemption) provides beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications please complete this form and return it to the address at the bottom of this form.

Please add my name to the Supplemental Mailing List kept by you in order that I might receive interim financial statements. I confirm that I am a non-registered shareholder of BFS Entertainment & Multimedia Limited.

Name: ______________________________

Signature: ______________________________

Address: ______________________________

____

Postal Code: ______________________________

Date: ____________________

Please Print Clearly

BFS Entertainment & Multimedia Limited
360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certify that:

1) I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited (the issuer) for the period ending May 7, 2005;

2) Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3) Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5) I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 1, 2005

"signed" John Grzybowski
Chief Financial Officer

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certify that:

1) I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited (the issuer) for the period ending May 7, 2005;

2) Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3) Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5) I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 1, 2005

"signed" Denis B.E. Donnelly
President and Chief Executive Officer